UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        CLARION COMMERCIAL HOLDINGS, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    18051W109
                                 (CUSIP Number)

                                  Joanne Vitale
                             Monroe Investment Corp.
                               335 Madison Avenue
                            New York, New York 10017
                            Telephone: (212) 883-2500
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                                Robert Evans III
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                  June 2, 1998
             (Date of Event which Requires Filing of this Statement)

       -------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


                                Page 1 of 8 Pages

CUSIP No. 18051W109

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
               Monroe Investment Corp.
        ------------------------------------------------------------------------
        ------------------------------------------------------------------------

(2)     Check the Appropriate Box if a Member of Group (See Instructions)

/ /     (a)

/ /     (b)

(3)     SEC Use Only
                    ------------------------------------------------------------
        ------------------------------------------------------------------------

(4)     Sources of Funds (See Instructions) OO
                                            ------------------------------------
        ------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

        ------------------------------------------------------------------------

(6)     Citizenship or Place of Organization Maryland

        Number of      (7)    Sole Voting Power   1,750,000
         Shares                                  -------------------------------
       Beneficially           --------------------------------------------------
        Owned by       (8)    Shared Voting Power
          Each                                    ------------------------------
        Reporting             --------------------------------------------------
         Person        (9)    Sole Dispositive Power    1,750,000
          With                                        --------------------------
                              --------------------------------------------------
                      (10)    Shared Dispositive Power
                                                       -------------------------
                              --------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person   1,750,000
                                                                     -----------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

        ------------------------------------------------------------------------

        ------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)
          35.0%
        ------------------------------------------------------------------------

(14)    Type of Reporting Person (See Instructions) CO
                                                    ----------------------------


                                Page 2 of 8 Pages

CUSIP NO. 18051W109                                                 SCHEDULE 13D


Item 1.        Security and Issuer

               This Statement on Schedule 13D (the "Schedule 13D") relates to shares of common stock, $.001 par value (the "Common Stock"), of Clarion Commercial Holdings, Inc. ("Clarion" or the "Issuer"). The principal executive office and mailing address of the Issuer is 335 Madison Avenue, New York, New York 10017.

Item 2.        Identity and Background.

               This statement is being filed by Monroe Investment Corp., a Maryland corporation ("Monroe" or the "Reporting Person").

               The Reporting Person has its principal office at 335 Madison Avenue, New York, New York 10017. The Reporting Person engages in investments in commercial mortgage backed securities, commercial mortgage loans, mezzanine investments and other real estate related investments.

               During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

               On June 2, 1998, the Reporting Person purchased 1,000,000 shares of Common Stock offered by the Issuer in an initial public offering (the "Initial Public Offering") pursuant to a Registration Statement on Form S-11 (File No. 333-47887). Concurrently with the initial public offering on June 2, 1998, the Reporting Person purchased 750,000 shares of Common Stock of the Issuer in a private placement (the "Private Placement") exempt from the registration with the Securities and Exchange Commission pursuant to Section 4(2) of the Securities Act of 1933, as amended. The shares of Common Stock acquired by the Reporting Person are hereinafter referred to as the "Securities." The Reporting Person purchased the Securities with funds that the Reporting Person received from the Issuer in consideration for certain assets that the Reporting Person sold to the Issuer.


                                Page 3 of 8 Pages

CUSIP NO. 18051W109                                                 SCHEDULE 13D


Item 4.        Purpose of Transaction.

               The Reporting Person has acquired the Securities for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

               The Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Securities currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

               Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person beneficially owns 1,750,000 shares of Common Stock. The Securities held by the Reporting Person constitute approximately 35% of the outstanding Common Stock of the Issuer.


                                Page 4 of 8 Pages

CUSIP NO. 18051W109                                                 SCHEDULE 13D


               (b) The Reporting Person has sole power to vote and dispose of 1,750,000 shares of Common Stock owned by it. The Reporting Person does not share investment power with any other person with respect to any of the Securities.

               (c) Following the Initial Public Offering and the Private Placement, 5,000,750 shares of Common Stock were outstanding. With the exception of the purchases of the Securities in the Initial Public Offering and the Private Placement as described Item 3 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days. Of the persons named in Schedule I, Daniel Heflin purchased 62,500 shares of Common Stock in the Private Placement and also purchased 100 shares of Common Stock on May 29, 1998. Joanne Vitale purchased 1,000 shares of Common Stock in the Initial Public Offering. Clarion Partners, LLC purchased 187,500 shares of Common Stock in the Private Placement. Clarion Capital, LLC, a wholly owned subsidiary of Clarion Partners, LLC, has entered into a management agreement with the Issuer pursuant to which Clarion Capital, LLC will provide management services to the Issuer. Frank L. Sullivan, Jr. owns 21.6% of the capital stock of Clarion Partners, LLC. Walter M. Noel, Jr. purchased 2,000 shares of Common Stock on June 8, 1998 and an additional 2,000 shares of Common Stock on June 9, 1998. In addition, in connection with the Initial Public Offering, Mr. Heflin received options exercisable for 103,182 shares of Common Stock, Mr. Sullivan received options exercisable for 28,477 shares of Common Stock, Mr. Powell received options exercisable for 18,182 shares of Common Stock and Ms. Vitale received options exercisable for 18,182 shares of Common Stock. To the best knowledge of the Reporting Person, neither the Reporting Person nor any of the persons listed on Schedule I hereto has effected any transaction in the Common Stock in the past 60 days other than the transactions herein described.

               (d) No person other than the record owners referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or proceeds of the sale of shares of Common Stock.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

               To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Issuer.

Item 7.        Material to be Filed as Exhibits.

               None.

                                Page 5 of 8 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: June 12, 1998                               MONROE INVESTMENT CORP.



                                                   By /s/ Joanne Vitale
                                                      --------------------------
                                                      Name:   Joanne Vitale
                                                      Title:  Secretary







                                Page 6 of 8 Pages

                                   SCHEDULE I


               Officers and Directors of Monroe Investment Corp.



Name and Business Address             Citizenship          Principal Occupation
-------------------------             -----------          --------------------

Daniel Heflin                         United States        Present:  Director of Monroe; Chief
c/o Clarion Capital, LLC                                   Executive Officer, President and Director
335 Madison Avenue                                         of Clarion; President and CEO of Clarion
New York, New York  10017                                  Capital, LLC

                                                           1998 - present: President and CEO of Clarion
                                                           Capital, LLC

                                                           1995 - 1998: Director of Clarion Partners, LLC

                                                           1993 - 1995: Head of Structured Finance
                                                           Department of Ocwen Financial
                                                           Corporation

                                                           1990 - 1993: Capital Markets Group of
                                                           Credit Suisse First Boston in London

Frank L. Sullivan, Jr.                United States        Present: Director of Monroe; Executive
c/o Clarion Partners, LLC                                  Vice President and Chairman of the Board
335 Madison Avenue                                         of Clarion; Managing Director of Clarion
New York, New York  10017                                  Partners, LLC; Chairman of Clarion Capital
                                                           LLC

                                                           1984 - 1998: Managing Director of Clarion
                                                           Partners, LLC



                                Page 7 of 8 Pages


William Powell                        United States        Present: Treasurer of Monroe; Vice
c/o Clarion Capital, LLC                                   President and Treasurer of Clarion; Senior
335 Madison Avenue                                         Vice President of Clarion Capital, LLC
New York, New York 10017
                                                           1998 - present: Senior Vice President of
                                                           Clarion Capital, LLC

                                                           1997 - 1998: Senior Vice President of
                                                           Clarion Partners, LLC

                                                           1995 - 1997: Senior Vice President of
                                                           ARES Realty Capital, Inc.

                                                           1993 - 1995: Co-head of the Northeast
                                                           Region for Mutual of New York

Joanne Vitale                         United States        Present: Secretary of Monroe; Vice
c/o Clarion Capital, LLC                                   President and Secretary of Clarion; Senior
335 Madison Avenue                                         Vice President of Clarion Capital, LLC
New York, New York  10017
                                                           1998 - present: Senior Vice President of
                                                           Clarion Capital, LLC

                                                           1996 - 1998: Vice President of Clarion
                                                           Partners, LLC

                                                           1991 - 1995: Real Estate Consulting Manager
                                                           for Coopers & Lybrand LLP

Walter M. Noel, Jr.                   United States        Present: Director of Monroe
175 Roundhill Road
Greenwich, Connecticut 06831                               1990 - present: Principal of Fairfield
                                                           International Managers, Inc.



                                Page 8 of 8 Pages